Exhibit 8


May 9, 2000



Black Hills Corporation
625 Ninth Street
Rapid City, SD 57709

Ladies and Gentlemen:

Black Hills Corporation ("Black Hills") has asked for our opinion regarding certain federal income tax consequences of a proposed share exchange (the "Share Exchange") in which Black Hills Holding Corporation (the "Holding Company") will acquire all of the common stock of Black Hills (the "Black Hills Stock"). As explained in more detail below, we believe that the proposed Share Exchange will qualify as a tax-free transaction under the Internal Revenue Code of 1986, as amended (the "Code"), so that the participants in the exchange will not recognize any income, gain or loss as a result of the exchange. A more specific statement of our conclusions follows the summary of the relevant facts and the analysis that supports our conclusions, set forth immediately below, respectively. Our conclusions are based on our review of (i) drafts of relevant documents, including the proxy statement for Black Hills's annual meeting of shareholders, and the Plan of Share Exchange between Black Hills and the Holding Company (the "Agreement"), (ii) the representations provided in the letter to us, of even date herewith, from Black Hills and the Holding Company, and (iii) other information that Black Hills has provided to us.


                                      FACTS

Incorporated in South Dakota in 1941, Black Hills is an energy and communications company primarily consisting of four principal businesses: electricity production, energy extraction and production, energy marketing, and communications. Black Hills conducts its public utility electric operations under the assumed name of Black Hills Power and Light Company, operates its energy extraction and production businesses through its subsidiaries Wyodak Resources (related to coal), and Black Hills Exploration and Production (formerly Western Production Company) (related to oil and natural gas), and its energy marketing and communication operations through Black Hills Capital Group and its affiliates.

Black Hills's utility operations include the generation, purchase, transmission, distribution and sale of electric power and energy to approximately 57,679 customers in 11 counties in western South Dakota, northeastern Wyoming and southeastern Montana, an area with a population estimated at 165,000. The largest community served is Rapid City, South Dakota, a major retail, wholesale and health care center, with a population, including environs, estimated at 75,000.

The Black Hills Stock is the only class of stock outstanding. The Black Hills Stock is common stock that is widely-held and traded on the New York Stock Exchange.

The Holding Company was incorporated in South Dakota on April 28, 2000 for the purpose of carrying out the Share Exchange. The Holding Company is a direct, wholly owned subsidiary of Black Hills. On the Effective Date (as defined in the Agreement), the Holding Company will become the parent of Black Hills. Currently, the Holding Company has few assets and has not engaged in any business operations. All the business operations conducted by Black Hills and its subsidiaries immediately before the Effective Date will continue to be conducted by Black Hills and its subsidiaries immediately after the Effective Date. The only difference is that Black Hills will be a subsidiary of the Holding Company. The consolidated assets and liabilities of Black Hills and its subsidiaries immediately before the effective date will be the same as the consolidated assets and liabilities of the Holding Company and its subsidiaries immediately after the Effective Date.

The Holding Company will not be subject to regulation by the Federal Energy Regulatory Commission, the South Dakota Public Utility Commission or the Wyoming Public Service Commission, except to the extent that the rules and orders of those agencies impose restrictions on the Holding Company's relationship with Black Hills or Black Hills's relationship with other subsidiaries of the Holding Company. The Holding Company will be a "public utility holding company" under the Public Utility Holding Company Act of 1935. However, the Holding Company expects to obtain an exemption from most of the provisions of that law.

To carry out the purposes described above, Black Hills management has proposed that the Holding Company be established as a holding company that will own all of the Black Hills Stock. Pursuant to the terms of the Agreement, the establishment of the Holding Company as a holding company will be accomplished by means of a statutory "Share Exchange" under the South Dakota Business Corporation Act. As a result of the Share Exchange, the holders of Black Hills Stock (the "Shareholders") will be deemed to have exchanged their Black Hills Stock for the Holding Company common stock (the "Holding Common Stock"), as provided in certain Articles of Share Exchange (the "Articles") that will be filed with the South Dakota Secretary of State. The deemed exchange will occur by operation of law, without any further act by the Shareholders. The Articles will provide for the cancellation of the Holding Common stock owned by Black Hills immediately prior to the Share Exchange.

Completion of the Share Exchange is subject to several conditions. The Share Exchange must be approved by a vote of a majority of those Shareholders entitled to vote on the matter. In addition, the Holding Common Stock that will be issued in the deemed exchange must be covered by a Registration Statement under the Securities Act of 1933 and must be listed on the New York Stock Exchange.

                                    ANALYSIS

In general, under Section 351(a) of the Code, transfers of property to a corporation in exchange for its stock qualify for tax-free treatment if the transferors, in the aggregate, control the corporation after the transfer. For this purpose, "control" is defined in Section 368(c) of the Code to mean the ownership of 80 percent of the corporation's voting stock and 80 percent of each class of the corporation's nonvoting stock.

The proposed Share Exchange will meet the requirements for tax-free treatment under Section 351(a) of the Code. The holders of Black Hills Stock will be deemed by operation of law to have transferred property, in the form of their Black Hills Stock, to the Holding Company. They will own all of the stock of the Holding Company immediately after the exchange. The Holding Common Stock currently owned by Black Hills will be canceled as part of the transaction. Consequently, the former holders of Black Hills Stock will "control" Holding Company, within the meaning of Section 368(c) of the Code, immediately after the Share Exchange.

When an owner of property transfers that property to a corporation in a tax-free exchange to which Section 351(a) of the Code applies, the transferor's basis in the stock received is determined by reference to the basis of the transferred property. This "substituted basis" rule ensures that the taxation of any unrealized appreciation in the transferred property is merely deferred. Under
Section 358(a)(1) of the Code, the transferor's basis in the transferred property serves as the starting point for the basis of the stock received. Sections 358(a)(1)(A) and (B) of the Code provide for various adjustments to this basis when the transferor receives cash or property other than stock of the transferee corporation, or when the transferor recognizes a loss on the exchange. None of these adjustments will apply in the present case. Thus, the basis of shares of the Holding Common Stock received by a Shareholder in the Share Exchange will equal the Shareholder's tax basis in the shares of Black Hills Stock exchanged therefor.

Section 1223(1) of the Code provides that the holding period of property received in a "substituted basis" transaction includes the holding period of the property surrendered in the exchange if the taxpayer held that property as a capital asset. Because the deemed exchange of Black Hills Stock for the Holding Common Stock will be a substituted basis transaction, if a holder of Black Hills Stock holds that stock as a capital asset, the holding period for that stock will be tacked on to the holding period of the Holding Common Stock received in the Share Exchange.

Under Section 1032(a) of the Code, a corporation recognizes no gain or loss on its receipt of cash or other property in exchange for stock of the corporation.
Section 1032(a) of the Code, by its terms, will apply to the Holding Company's acquisition of property, in the form of Black Hills Stock, in exchange for the Holding Company's own stock. Therefore, the Holding Company will recognize no gain or loss as a result of the Share Exchange.

A corporation generally recognizes no gain or loss on the transfer of its shares between shareholders because the transfer does not involve property owned by the corporation. In certain cases, a purchaser of a controlling interest in the stock of a corporation may elect to have the transaction treated as a purchase of the corporation's assets. In the present case, the Holding Company will not acquire the Black Hills Stock by purchase, and in any event would not make an election to treat the transaction as a transfer of Black Hills's assets even if such an election were possible. Therefore, the Share Exchange will not involve an actual or constructive transfer of any assets owned by Black Hills, and accordingly Black Hills will recognize no gain or loss as a result of the Share Exchange.


                                     OPINION

For the reasons explained above, assuming the accuracy of the facts stated in this letter and the representations made in your letter to us of even date herewith, in our opinion:

               (1) For federal income tax purposes, no income, gain or loss will be recognized by a Black Hills common shareholder upon the receipt by such shareholder of Holding Company common stock solely in exchange for such shareholder's Black Hills common stock.

               (2) The aggregate tax basis of shares of the Holding Common Stock received by a former holder of Black Hills common stock in the Share Exchange will equal the shareholder's tax basis in the shares of Black Hills Stock exchanged. The holding period for the Holding Common Stock received will include the holding period for the Black Hills Stock exchanged if and to the extent that such shares were held as capital assets at the time the Share Exchange occurred.

               (3) For federal income tax purposes, no gain or loss will be recognized by the Holding Company or Black Hills on account of either the Share Exchange or the issuance of shares of the Holding Common
          Stock  to  the  former  Black  Hills  shareholders   pursuant  to  the
          Agreement.

               (4) For federal income tax purposes, the tax basis of the Black Hills Stock received by the Holding Company will be the same as Black Hills's net asset basis immediately before the Share Exchange, subject to adjustments under Treasury Regulations relating to consolidated groups; and the Holding Company's holding period in the Black Hills Stock received in the Share Exchange will include the period during which that stock was held by the Shareholders.

The opinions stated above are based on the Code, Treasury Regulations promulgated thereunder, court decisions, and published rulings of the Internal Revenue Service currently in effect. Each of these authorities is subject to change and any such changes could affect the validity of the above opinions. To the extent that the opinions address the federal income tax consequences of the Share Exchange to holders of Black Hills Stock, the opinions assume that the shareholders are not subject to special treatment because of unique circumstances, as could be the case, for example, for foreign corporations or individuals who are not citizens or residents of the United States.

We hereby consent to (i) the filing of this opinion with the Securities and Exchange Commission as an exhibit to the registration statement regarding the issuance of the Holding Common Stock and (ii) the reference to our firm under the heading "Certain Income Tax Consequences" in the Proxy Statement/Prospectus that constitutes a part of the registration statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

                                            Very truly yours,




                                            MORGAN, LEWIS & BOCKIUS LLP